JAVIER HERRERA ORTA

PROFILE

Consultant on the world of rum with over 24 years of experience. Everything that encompasses the world of rum is our purpose, to help solve problems, wherever we are required. From the most technical work with engineers, chemists, rum masters, to sales, marketing and executive personnel, our job is to advise and help in all purposes in the improvement of a product. **Excellent qualifications in strategic planning, with extensive knowledge of project management, organization of work, teamwork and delivery**.

EXPERIENCE

RUM CONSULTANT, RUM EXPERT, RUMCONSULTANT S. A. RON RUM RHUM

JANUARY 2007 - PRESENT

What I do: Business planning, aging in barrels, mixing and product acquisition and needs for good management.

Distillery design and arrangements in its operation, in the improvement and quality of the product.

Organoleptic evaluations of product tasting, development of new products, development of a brand image, improvement in the development of cocktails with the brand and culinary skills in the pairing of the product, specific training and development of a private brand, intermediation of rum to bulk, molasses, etc... to always choose the best product on the market.

RUM MAESTRO, ARTESANO RUM CORPORATION, JAYUYA, PUERTO RICO

JANUARY 2015 - PRESENT

Responsibilities: As Rum Maestro, I create formulations for all Ron Artesano rums, plan and budget new productions, help source all materiales and handle all quality control.

DIRECTOR, INTERNATIONAL RUM CONFERENCE USA - CORAL GABLES, FLA

JULY 2018 - PRESENT

Responsibilities: Event President and organizer. Coordination for all guest international expert conference speakers, rum competition (tastings) and rum festival.

DISTILLATES EXPERT, E.S. SI, MADRID, SPAIN

JANUARY 2014 - PRESENT

Responsibilities: Organization of events and activities around the world of alcoholic beverages and rum in particular, Master classes, tastings and courses.

Development of formulations and new brands, market analysis, introduction of new brands in the European market and development of campaigns in the world of spirits.

Paseo de la Alameda de Osuna, 21 6D Madrid, España 78042 / Tel. +34 665 13 89 96 / javier@ronartesano.com

We have the material and qualified personnel to develop all the events that are required.

IRC CERTIFYING, IRC QUALITY CERTIFICATIONS
JANUARY 2012 - PRESENT
Responsibilities: Quality certifications for beverages and spirits.

PRESIDENT & FOUNDER, RUM CLUB INTERNATIONAL
JANUARY 2010 - PRESENT
Responsibilities: Everything related to culture in the world of rum.

- Visits to distilleries, ronerías, wineries

- Purchase of rums in advantageous conditions, thanks to the special status of Member.

- Tastings and tastings of rums.

- Training courses and Master-Class on the world of rum.

- Organization of trips to rum festivals.

SPIRITS COMPETITIONS JUDGE, SPAIN, USA, GERMANY, ITALY, HAITI, FRANCE
2011 - PRESENT

SPEAKER, SHOW RUM, INTERNATIONAL RUM CONFERENCE, RHUM FESTIVAL HAITI
2012 - PRESENT

TEACHER IN TRAINING IN "ADVANCED COURSE OF DISTILLATES", MADRID, SPAIN
2014 - PRESENT

DIRECTOR, INTERNATIONAL RUM CONFERENCE, MADRID, SPAIN
2010 - 2018

EDUCATION

HOTELS & TOURISM, MADRID
DIPLOMA IN HOSPITALITY, HOTEL MANAGEMENT - 1987

UNIVERSIDAD NACIONAL DE EDUCACION A DISTANCIA
CHEMISTRY - 2015

LALLEMAND
FERMENTATION TECHNICIAN, CHEMISTRY - 2015

THE RUM UNIVERSITY, 2014